Filed by CIMA LABS INC.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: aaiPharma Inc.
Commission File No. 0-21185

     This filing relates to the merger transaction between CIMA LABS INC., a Delaware corporation (“Cima”), aaiPharma Inc., a Delaware corporation ( “aaiPharma”), Scarlet Holding Corporation, a Delaware corporation (“Holding Company”), Scarlet MergerCo, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Holding Company (“S MergerCo”), and Crimson MergerCo, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Holding Company (“C MergerCo”), pursuant to an Agreement and Plan of Merger, dated as of August 5, 2003 (the “Merger Agreement”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Cima on August 6, 2003.

Additional Information and Where to Find It

     In connection with a proposed business combination transaction, Scarlet Holding Corporation, the holding company in the proposed transaction, intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors of aaiPharma and Cima are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Cima, aaiPharma and the proposed transaction. Investors may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from aaiPharma Inc., 2320 Scientific Park Drive, Wilmington, North Carolina 28405 or CIMA LABS INC., 10000 Valley View Road, Eden Prairie, Minnesota 55344. In addition, investors may access copies of the documents filed with the SEC by aaiPharma on aaiPharma’s website at www.aaiPharma.com and investors and may access copies of the documents filed with the SEC by Cima on Cima’s website at www.cimalabs.com.

     aaiPharma, Cima and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of aaiPharma’s stockholders in connection with the proposed merger is set forth in aaiPharma’s proxy statement for its 2003 annual meeting, dated April 8, 2003 and filed with the SEC on April 11, 2003, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Cima’s stockholders in connection with the proposed transaction is set forth in Cima’s proxy statement for its 2003 annual meeting, dated April 14, 2003 and filed with the SEC on April 11, 2003.

     Additional information regarding these individuals and any interest they have in the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

     The materials attached below may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of aaiPharma and Cima and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such forward-looking statements may include statements about future financial and operating results and the proposed merger of aaiPharma and Cima. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

     Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of aaiPharma and Cima to obtain the stockholder and regulatory approvals required for the merger; the new company’s ability to successfully integrate the businesses of the two companies; unexpected costs involved in the merger or to the new company’s ability to achieve cost-cutting synergies; the impact of uncertainty surrounding the merger on the businesses of the two companies; the impact of competition, new data, supply issues or marketplace trends on the market for the companies’ products; deterioration in the business of aaiPharma or Cima prior to closing; technical, regulatory or manufacturing issues; new data or intellectual property disputes that may affect the companies’ programs; the ability of the new company to develop and market products in a timely manner; and difficulties in gaining approval of new products. Additional economic, business, competitive and/or regulatory factors affecting aaiPharma’s and Cima’s businesses generally that may cause actual results to differ materially are discussed in their respective filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2002, especially in the Management’s Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. aaiPharma and Cima do not undertake any obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

     Attached below is a press release issued by CIMA related to the merger.

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FOR IMMEDIATE RELEASE

James Hawley, CFO CIMA LABS INC. (952) 947-8700 investorrelations@cimalabs.com	or	Ehren Lister, Account Executive Sharon Merrill Associates, Inc. (617) 542-5300 elister@investorrelations.com

CIMA LABS RESPONDS TO CEPHALON’S
UNSOLICITED REVISED ACQUISITION PROPOSAL

EDEN PRAIRIE, MINN., September 19, 2003 – CIMA LABS, INC. (NASDAQ: CIMA) announced today that its Board of Directors has carefully considered the September 10, 2003 letter it received from Cephalon Inc. (NASDAQ: CEPH) with its financial advisors and legal counsel.

Although the Board of Directors concluded that Cephalon’s proposal to acquire the outstanding shares of CIMA common stock for $26.00 per share in cash, Cephalon stock or a combination thereof does not constitute a superior proposal (as that term is defined in the merger agreement between CIMA and aaiPharma Inc. (NASDAQ: AAII), it did conclude that there is a reasonable likelihood that the proposal would reasonably be expected to result in a superior proposal to the stock-for-stock merger contemplated with aaiPharma. Accordingly, upon execution of an acceptable confidentiality agreement with Cephalon, CIMA is prepared to enter into discussions to explore the possibility of a mutually agreeable transaction.

CIMA Chairman of the Board and Interim Chief Executive Officer Steven B. Ratoff stated, “In its latest proposal, Cephalon indicated that it is flexible with its offer and strongly believes that it can negotiate a proposal that could result in a superior outcome for CIMA’s stockholders. The Board reached its decision to enter into discussions with Cephalon as a result of Cephalon’s stated flexibility with its offer.”

There can be no assurance that discussions with Cephalon will lead to the making of a superior proposal or to a mutually acceptable agreement. CIMA does not currently intend to provide additional information about its discussions with Cephalon until they have led to a superior proposal that the CIMA Board of Directors has concluded, subject to CIMA’s obligations to aaiPharma, it is prepared to accept or until its discussions with Cephalon have been terminated.

CIMA also stated that the CIMA Board of Directors has not withdrawn, modified or changed its recommendation of the aaiPharma merger agreement.

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About CIMA

CIMA develops and manufactures prescription and over-the-counter products based upon its proprietary, orally disintegrating drug delivery technologies, OraSolv® and DuraSolv®. Based on these technologies, an active drug ingredient, which the company frequently taste-masks, is formulated into a new, orally disintegrating dosage form that dissolves quickly in the mouth without chewing or the need for water. CIMA’s business involves a dual operating strategy. The company develops and manufactures orally disintegrating versions of drugs for pharmaceutical company partners for whom CIMA currently produces three branded prescription pharmaceuticals and three over-the-counter brands. CIMA is also developing proprietary products utilizing its orally disintegrating technologies, as well as its new OraVescent® enhanced absorption, transmucosal drug delivery technology.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of CIMA and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this press release include statements about future financial and operating results, the proposed merger of aaiPharma and CIMA and the potential for Cephalon’s proposal to result in a proposal that the CIMA board of directors considers superior to CIMA’s proposed merger with aaiPharma. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

In any forward-looking statement in which CIMA expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. CIMA can provide no assurance that negotiations with Cephalon will occur, that any negotiations begun will result in a proposal that the CIMA board of directors considers superior to CIMA’s proposed merger with aaiPharma, or that CIMA will ultimately consummate a merger transaction with either Cephalon or aaiPharma. Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: Cephalon’s continuing interest in acquiring CIMA; the ability of aaiPharma, CIMA and/or Cephalon, as applicable, to obtain the stockholder and regulatory approvals required for any proposed transaction; the ability of the surviving company in any transaction to successfully integrate the businesses of the two constituent companies; unexpected costs involved in a merger transaction between CIMA and

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either aaiPharma or Cephalon, or the new company’s ability to achieve cost-cutting synergies; the impact of uncertainty surrounding a merger between CIMA and either aaiPharma or Cephalon on the businesses of the companies involved; the impact of competition, new data, supply issues or marketplace trends on the market for the companies’ products; a deterioration in the business of CIMA and either aaiPharma or Cephalon, as applicable, prior to closing of a transaction; technical, regulatory or manufacturing issues or new data or intellectual property disputes that may affect the applicable companies’ programs; the ability of the surviving company to develop and market products in a timely manner; and difficulties in gaining approval of new products. Additional economic, business, competitive and/or regulatory factors affecting CIMA’s, aaiPharma’s and Cephalon’s businesses generally that may cause actual results to differ materially are discussed in their respective filings with the Securities and Exchange Commission (SEC), including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2002, especially in the Management’s Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. CIMA does not undertake any obligation to (and expressly disclaims any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

Scarlet Holding Corporation, the holding company to be formed in the proposed merger of CIMA and aaiPharma, intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed merger. Investors of aaiPharma and CIMA are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Scarlet Holding Corporation, CIMA, aaiPharma and the proposed merger. Investors may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission by CIMA, aaiPharma and Cephalon at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from aaiPharma Inc., 2320 Scientific Park Drive, Wilmington, North Carolina 28405 or from CIMA, 10000 Valley View Road, Eden Prairie, Minnesota 55344. Investors may access copies of the documents filed with the SEC by aaiPharma on aaiPharma’s website at www.aaiPharma.com and copies of the documents filed with the SEC by CIMA on CIMA’s website at www.cimalabs.com. In addition, copies may be obtained free of charge by written request to aaiPharma and CIMA at their respective addresses set forth above.

aaiPharma, CIMA and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from their respective stockholders in favor of the proposed merger of CIMA and aaiPharma. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of aaiPharma’s stockholders in connection with the proposed merger of CIMA

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and aaiPharma is set forth in aaiPharma’s proxy statement for its 2003 annual meeting, dated April 8, 2003 and filed with the SEC on April 11, 2003, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of CIMA’s stockholders in connection with the proposed merger is set forth in CIMA’s proxy statement for its 2003 annual meeting, dated April 14, 2003 and filed with the SEC on April 11, 2003. Additional information regarding these individuals and any interest they have in the proposed merger of CIMA and aaiPharma will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

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